VIA EDGAR
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, D.C. 20549 Attn: Heather Clark and Jean Yu	New York 601 Lexington Avenue, 31st Floor New York, NY 10022 T +1 (212) 277-4000 T +1 (212) 277-4016 (direct) E pamela.marcogliese@freshfields.com freshfields.us

June 9, 2022

RE:	Sonoco Products Company Form 10-K for the Year Ended December 31, 2021 Form 10-Q for the Quarter Ended April 3, 2022 File No. 001-11261

Dear Ms. Clark and Ms. Yu:

On behalf of Sonoco Products Company (the “Company”), we submit this letter in response to comments from the Staff of the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission dated May 26, 2022 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended April 3, 2022 (the “2022 Q1 Form 10-Q”). In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

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Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to the Consolidated Financial Statements

1. Summary of significant accounting policies, page F-7

1.	We note that Cascades Sonoco, Inc. is listed as both a subsidiary in Exhibit 21 and a 50% owned equity method investment on page F-7. However, we note you have two other 50% owned entities in Exhibit 21, Papcor (Dezhou) Packaging Material Co. Ltd., and PT Papcor Asia Pacific that are not listed in the table on page F-7. Please explain to us why they are not included in the table or revise to include disclosure in the footnotes to the financial statements.

The Company acknowledges the Staff’s comment and advises the Staff that while it owns 50% of Cascades Sonoco, Inc. (“Cascades”) and has the ability to exercise significant influence over its investment in Cascades, the Company does not have a controlling financial interest. Accordingly, pursuant to Accounting Standards Codification (“ASC”) 323, “Investments – Equity Method and Joint Ventures,” the Company applies the equity method of accounting to its investment in Cascades. For this reason, the Company believes the disclosure of Cascades in Note 1 on page F-7 of the 2021 Form 10-K is appropriate. Although Cascades was properly included in Note 1, Cascades is not a consolidated subsidiary of the Company and was erroneously included in the list of subsidiaries in Exhibit 21 to the 2021 Form 10-K. The Company will remove Cascades from Exhibit 21 in its future Form 10-K filings.

The Company further advises the Staff that both Papcor (Dezhou) Packaging Material Co. Ltd. and PT Papcor Asia Pacific are consolidated subsidiaries that do not materially impact the results of the Company. These entities comprised less than 0.1% of the Company’s consolidated net sales as presented in the 2021 Form 10-K and less than 0.1% of total assets as presented in the 2021 Form 10-K. The Company has concluded that it is the primary beneficiary of these entities in accordance with ASC 810, “Consolidation,” and consolidates them accordingly. Therefore, the Company believes both entities were properly excluded from Note 1 on page F-7 of the 2021 Form 10-K and properly included in Exhibit 21 to the 2021 Form 10-K.

18. Segment Reporting, page F-37

2.	We note the discussion on pages F-37 of many different product types ranging from paper containers to wire and cable reels. Please tell us what consideration was given to the disclosure requirements outlined in ASC 280-10-50-40 and how you have complied. Alternatively, revise your disclosure to provide the information regarding your products (and services) as required by the guidance.

The Company acknowledges the Staff’s comment and advises the Staff that it considers and follows the provisions of ASC 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company discloses revenues based on three groups of products and services: Consumer Packaging, Industrial Paper Packaging, and All Other. The Company respectfully submits that the products and services produced and sold by each of these groups, including the products noted in the Staff’s comment, in all material respects constitute groups of similar products, and that further disaggregation of revenues within these groups is therefore not required by ASC 280-10-50-40.

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The Company believes that the products produced and sold within its Consumer Packaging group constitute a group of similar products. These products, which consist primarily of rigid paper containers, flexible packaging and thermoformed plastic trays and containers are primarily used to package a variety of consumer products, primarily food and other household items. In addition, most of the Company’s consumer packaging products serve the same basic function and, over time, can often be substituted for one another. The primary customers for these products are large manufacturers of packaged food and other household items. For these reasons, the Company concluded that it is appropriate to view these products as a single group of similar products in the context of ASC 280-10-50-40 given their similar nature, end-use and common customer type.

The Company believes that the products produced and sold within its Industrial Paper Packaging group also constitute a group of similar products. The Company sources inputs such as Old Corrugated Containers and other paper-based materials via its recycling business and converts such inputs into paperboard that is used by the Company and its paperboard customers to produce tubes, cores, cones and certain other industrial packaging products for their customers. These products are an integral part of the packaging supply chain for industrial customers and are similar in their end-use, distribution and customer characteristics. The companies that buy these products largely use them in a similar manner, such as by winding their own products onto the tubes, cores, and cones in order to ship them to the next level of the supply chain or the end customer. For these reasons, the Company concluded that it is appropriate to view these products as a single group of similar products in the context of ASC 280-10-50-40 given their similar nature, end-use and common customer type.

The Company’s recycling business, in addition to being a source of key inputs needed to produce the Company’s products, also provides certain recycling services to third parties, the revenue from which is immaterial to the overall financial results of the Company and represented less than 0.8% of the Company’s consolidated net sales for the fiscal year ended December 31, 2021. With regard to wire and cable reels, which comprised approximately 3% of the Company’s consolidated net sales for the fiscal year ended December 31, 2021, although this product line may appear somewhat dissimilar to the other products discussed above due to the difference in raw materials from which they are made, they serve similar end uses (i.e., wire and cable are wound on them for transport to the next level of the supply chain or to the end customer). In addition, as is the case with the recycling services noted above, the Company advises the Staff that it does not view revenues from wire and cable reels as qualitatively or quantitatively material and, therefore, it concluded that even if it viewed any of these products or services as dissimilar in the context of ASC 280-10-50-40, providing disaggregated revenue information would not meaningfully enhance the users’ understanding of the Company’s financial statements or its business.

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Finally, products included within the All Other group include a variety of products that the Company does not view individually or in the aggregate as qualitatively or quantitatively material. On an aggregated basis, such products represented approximately 14% of the Company’s consolidated net sales for the fiscal year ended December 31, 2021, with no single product category representing more than approximately 4% of consolidated net sales. The Company acknowledges that not all products included in this group are similar to one another; however, in light of the qualitative and quantitative insignificance of such products, the Company concluded that providing disaggregated revenue information for products in the All Other group would not enhance the users’ understanding of the Company’s financial statements or its business. For these reasons, the Company concluded that it is appropriate and consistent with the principle expressed in Rule 4-02 of Regulation S-X and ASC 280-10-50-40 to omit such disclosure. However, the Company will continue to evaluate its analysis in connection with its periodic reporting, and if any products included in All Other become qualitatively or quantitatively material in the future, the Company will evaluate the need to provide disaggregated product disclosure as contemplated by ASC 280-10-50-40.

Based on this analysis, the Company believes that additional disclosure of revenues by product or service line is not required and that the related disclosure in the 2021 Form 10-K satisfies the disclosure requirements of ASC 280-10-50-40.

Form 10-Q for the Quarter Ended April 3, 2022

Management's Discussion and Analysis

Reconciliations of GAAP to Non-GAAP Financial Measures, page 34

3.	We note your reconciliation of GAAP to Non-GAAP Financial Measures adds back other adjustments that include after-tax charges of $14,217 related to increases in the company's LIFO reserve and $8,193 after-tax net gain relates to certain derivative transactions and discrete tax adjustments, which were partially offset by non-operating pension charges. Please explain to in greater detail the nature of the items that comprise others adjustments and how the amount of each adjustment was determined.

The Company acknowledges the Staff’s comment and has provided additional detail below regarding the aggregated amounts in the “Other Adjustments” column of the reconciliation of GAAP to non-GAAP financial measures for the three months ended April 3, 2022 in the 2022 Q1 Form 10-Q, including (A) the $14,217 after-tax charge related to an increase in the Company’s LIFO reserve, and (B–E) the $8,193 net after-tax gains related to certain derivative transactions and discrete tax adjustments, which were partially offset by non-operating pension charges, as well as a discussion of how the amount of each adjustment was determined. The additional detail regarding these amounts is as follows:

(Dollars in thousands)	Income Before Income Taxes	Provision for Income Taxes	Net Income Attributable to Sonoco
Increase in LIFO reserve	$19,050	$(4,833)	$14,217	A
Derivatives	(6,596)	1,552	(5,044)	B
Non-operating pension cost	1,324	(383)	941	C
Discrete tax adjustments	–	(4,074)	(4,074)	D
All other	(16)	–	(16)	E

Total of Other Adjustments	$13,762	$(7,738)	$6,024

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A – Represents the increase in the Company’s LIFO reserve for the three-month period ended April 3, 2022. The increase in the LIFO reserve was calculated by comparing the LIFO reserve balance as of April 3, 2022, to the balance of the reserve as of December 31, 2021. The Company uses the link-chain valuation methodology, a commonly used LIFO valuation technique as prescribed by the American Institute of Certified Public Accountants Issues Paper titled “Identification and Discussion of Certain Financial Accounting Reporting Issues Concerning LIFO Inventories,” for calculating the LIFO reserve.

B – Primarily represents unrealized mark-to-market gains for the three-month period ended April 3, 2022, related to the Company’s derivative contracts executed to manage the cost of natural gas. These contracts are not subject to hedge accounting pursuant to ASC 815, “Derivatives and Hedging.” The Company calculates its unrealized mark-to-market gains/losses based on period-over-period changes in the fair value of its derivatives. Such fair value is calculated using published market prices or estimated values based on current price and/or rate quotes and discounted estimated cash flows consistent with the valuation principles provided under ASC 820, “Fair Value Measurement.”

C – Represents the sum of all components of net periodic benefit cost, except service cost, for the Company’s retirement plans and retiree health and life insurance plans during the three-month period ended April 3, 2022. These amounts are based on actuarial valuations and agree to the amount disclosed as a separate line item on the Company’s statement of income.

D – Discrete tax adjustments during the three-month period ended April 3, 2022 primarily relate to the release of valuation allowances on foreign tax credit carryforwards and state net operating losses. The Company evaluates its valuation allowance on deferred tax assets based on all available evidence, including projected future taxable income in the various jurisdictions in which the Company operates. Such methodology is consistent with the guidance under ASC 740, “Accounting for Income Taxes.”

E – Primarily relates to a gain on a Company-owned life insurance policy during the three-month period ended April 3, 2022. The gain represented the excess of the cash proceeds over the cash surrender value of the policy.

To the extent that any item aggregated in the “Other Adjustments” column is material or the total shows unusual trends or variations between comparable periods, the Company has historically explained and will continue to explain such items, trends, or variations through footnote disclosures to the reconciliation.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 277-4016 with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours, /s/ Pamela L. Marcogliese Pamela L. Marcogliese

cc:	R. Howard Coker, President and Chief Executive Officer, Sonoco Products Company
Julie C. Albrecht, Vice President and Chief Financial Officer, Sonoco Products Company
John M. Florence, Jr., Vice President, Tubes and Cores, U.S. and Canada, General Counsel and Secretary, Sonoco Products Company

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